■ EX-99.1
Response to the Requested Disclosure from KRX
regarding POSCO’s plan for developing metallurgical coal mine
POSCO reviewed an opportunity to acquire equity share of coal mining company in Heilongjiang Province, China. However, after considering the changes in investment environment such as continuing delay of Chinese government’s approval on privatization of coal mines, and the newly imposed export duties on coal, the Company has decided to terminate the review for this project.
▶ Date of diclosure related with: March 23, 2007